UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported): September 28, 2010 (September 28, 2010)

Best Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53260	02-0789714
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5433 Westheimer Road, Suite 825, Houston, TX	77056
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (713) 933-2600

n/a

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 28, 2010, Best Energy Services, Inc. (the "Company") issued the press release filed herewith as exhibit 99.1.

Item 9.01. Exhibits

99.1   Press Release.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Energy Services, Inc.
(Registrant)

Dated: September 28, 2010   By: \s\ Mark Harrington
                                             Mark Harrington
                                             Chief Executive Officer



BEST ENERGY SERVICES POSTS NEW POWERPOINT TO WEBSITE PRESENTATION PROFILES FINANCIAL PROGRESS & EXPANSION STRATEGY

September 28, 2010: Houston, Texas … Best Energy Services, Inc. (OTCBB: BEYS), leading well service/workover provider in the Hugoton Basin, announced today that it has posted a new corporate Power Point presentation on its website: www.beysinc.com. The presentation profiles Best's recent financial progress and also outlines the Company's strategy for expansion of its operations into Central Kansas and into the Eagle Ford trend of South Texas.

Commenting on the presentation, Mark Harrington, Chairman and CEO of Best Energy stated, " We are pleased to keep our shareholders and the investment community informed of our continued progress, and in particular, our plans for scaling Best's high margin activities."

About Best Energy Services, Inc.
Headquartered in Houston, Texas, Best Energy Services, Inc. is a leading well service/workover provider in the Hugoton Basin. For more information, please visit www.BEYSinc.com.

Certain statements contained in this press release, which are not based on historical facts, are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to substantial uncertainties and risks in part detailed in the respective Company's Securities and Exchange Commission filings, that may cause actual results to materially differ from projections. Although the Company believes that its expectations are reasonable assumptions within the bounds of its knowledge of its businesses, expectations, representations and operations, there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the Company's ability to execute properly its business model, to raise additional capital to implement its continuing business model, the ability to attract and retain personnel – including highly qualified executives, management and operational personnel, ability to negotiate favorable current debt and future capital raises, and the inherent risk associated with a diversified business to achieve and maintain positive cash flow and net profitability. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this press release will, in fact, occur.

FOR MORE INFORMATION, PLEASE CONTACT
Mr. Dennis Irwin
Best Energy Services, Inc.
5433 Westheimer Avenue
Suite 825
Houston, Texas 77056
713-933-2600